1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

May 21, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,298

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,298 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Convertible Bond ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on February 25, 2015. For your convenience, your comments are summarized below and are followed by the Trust’s responses. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please clarify in the summary strategy section the expected maturity or duration range of the Fund’s investments.

Response: The Underlying Index is comprised of U.S. dollar denominated cash pay convertible bonds with maturities of 31 days or more and $250 million or more of outstanding face value issued by financials, industrials and utilities corporations. The Underlying Index does not target a specific duration range or have an expected maturity for securities included in the Underlying Index. As a result, the Trust respectfully declines to include disclosure regarding the expected maturity or duration range of the Fund’s investments.

Comment 2: Should the term “duration” be used in the summary strategy section, please define what is meant by that term.

Response: The requested change has been made.

Comment 3: Please clarify in the summary strategy section what “high yield” means, noting that it is not investment grade.

Response: The requested change has been made.

Comment 4: Please consider adding a reference to non-U.S. securities in the strategy section as there is a Non-U.S. Securities Risk.

Response: The Trust respectfully declines to add a reference to non-U.S. securities in the strategy section as the Underlying Index is principally comprised of U.S. issuers. As a result, investment in non-U.S. securities is not a principal investment strategy of the Fund, and the Non-U.S. Issuers Risk disclosure is now included as an “Other Risk,” and not a principal risk, of the Fund.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre, Esq.

Katherine Drury

Michael Gung

Seong Kim